Filed Pursuant to Rule 424(b)(4)
Registration No. 333-191820

One Flowerfield, Suite 24

Saint James, New York 11780

IMPORTANT REMINDER

July 29, 2015

Dear Shareholder:

Our records reflect that you have not voted your proxy with respect to the Special Meeting of Shareholders of Gyrodyne Company of America scheduled to be held on August 20, 2015. Even if you plan to attend the meeting in person, please take a moment right now to ensure that your shares are represented at this important meeting.

Your Board of Directors has carefully reviewed the merits of the merger proposal and unanimously recommends that shareholders vote “FOR”.

We urge you to exercise your right as a shareholder to be represented at the Special Meeting. With only weeks remaining until our Special Meeting, it is important that you act promptly to make sure that your vote is counted at the meeting.

In order to make it convenient for you to vote, we are enclosing a duplicate proxy card for your use. We have also made arrangements for you to be able to vote by telephone or internet, as well as by mail. Simply follow the instructions on the enclosed proxy card.

Please vote by telephone or internet today! Holders of at least two-thirds of all outstanding shares must vote in favor to authorize the merger. If you don’t vote, your non-vote will have the same effect as a vote against the merger. Remember - every share and every vote counts! You may also sign, date and mail your proxy card in the envelope provided. If you have any questions, please call our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885.

Thank you for your continued support.

Sincerely,

Frederick C. Braun III

President and Chief Executive Officer